Exhibit 99.1
SUZANO S.A.
Publicly Held Company with authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS
MEETING HELD ON AUGUST 28, 2025
1.Date, Time and Place: On August 28, 2025, at 9am, its Board of Directors (“Board”) met at Suzano S.A. (“Company”) through the Company’s videoconference system.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka. The meeting was also attended by João Alberto de Abreu, Chief Executive Officer, Marcos Moreno Chagas Assumpção, Executive Vice President of Finance and Investor Relations, and Mr. João Vitor Zocca Moreira attended as secretary.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Chairman and Secretary: the meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.

5.Agenda: To resolve on and authorize: (i) the Company's subsidiary named Suzano Netherlands B.V. ("Suzano Netherlands"), to (a) carry out a financial transaction involving the issuance of debt securities for placement in the international market, with a principal amount of up to US$ 1,000,000,000.00 (one billion United States dollars), which will be conducted through a new issuance of debt securities for placement in the international market, either in a single or multiple issuances (“Issuance of Notes”); and (b) the Company's Executive Board to decide, at its sole discretion, on the convenience and opportunity of carrying out the Issuance of Notes, and on the other characteristics of such operation, including, but not limited to interest payment term and bond maturity term; (ii) grant by the Company of a corporate guarantee for the obligations to be assumed by Suzano Netherlands under the Issuance of Notes; (iii) the Company’s Executive Board, Suzano Netherlands and Company to carry out derivative transactions in a total aggregate amount equal to the amount of the Issuance of Notes; and (iv) authorize the Company’s Executive Board, Suzano Netherlands, the Company and other subsidiaries of the Company to take all steps necessary to formalize and effect the resolutions set forth in the preceding items, if approved, including the negotiation, execution, formalization and, as necessary to comply with regulatory obligations under the Issuance of Notes.

(Continuation of the Minutes of the Board of Directors’ Meeting of Suzano S.A., held on August 28, 2025) Exhibit 99.1

6.Minutes in Summary Form: The Directors approved the drawing up of these minutes in summary form unanimously and without reservations.

7.Resolutions: The Directors, with the favorable opinion of the Management and
Finance Committee, unanimously and without reservations, decided:

7.1.To approve, by Suzano Netherlands, (a) the Issuance of Notes; and (b) the Company's Executive Board decide, at its sole discretion, on the convenience and opportunity of carrying out the Issuance of Notes, and on the other characteristics of such operation, including, but not limited to, the interest payment term and the maturity of the bonds.

7.2.To grant by the Company of a corporate guarantee for the obligations that may be assumed by Suzano Netherlands within the scope of the Issuance of Notes.

7.3.To authorize the Company's Executive Board, Suzano Netherlands and Company to carry out derivative operations in a total aggregate amount equal to the amount of the Issuance of Notes contracted in item (i), being authorized to carry out derivatives in an amount greater than that contracted in item (i) only and exclusively for the readjustment of the total amount hedged to the value of the debt in the event of possible events of anticipation of payment of its principal amount.

7.4.To authorize the Company's Executive Board, Suzano Netherlands, Company and other subsidiaries of the Company to take all the steps necessary to formalize and effect the resolutions set forth in the preceding items, including the negotiation, execution, formalization and, as necessary to comply with regulatory obligations under the Issuance of Notes.

8.Closing: There being no further matters to be discussed, the meeting was closed. The Meeting minutes were drawn up, read, and signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Portal. Signatures: Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. I hereby certify that this is a copy of the minutes drawn up in the proper book.

São Paulo, SP, August 28, 2025.

João Vitor Zocca Moreira
Secretary

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